UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
SCHEDULE TO
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 1)
NAVIOS MARITIME ACQUISITION CORPORATION
(Name of Subject Company (Issuer) and Filing Person (Offeror))
WARRANTS TO PURCHASE COMMON STOCK
(Title of Class of Securities)
Y62159101
(CUSIP Number of Common Stock Underlying Warrants)
Angeliki Frangou
Navios Maritime Acquisition Corporation
85 Akti Miaouli Street
Piraeus, Greece 185 38
(011) +30-210-4595000
(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications on Behalf of Filing Person)
WITH COPY TO:
Kenneth R. Koch, Esq.
Todd E. Mason, Esq.
Mintz, Levin, Cohn, Ferris,
Glovsky and Popeo, P.C.
666 Third Avenue
New York, New York 10017
(212) 935-3000
CALCULATION OF FILING FEE:

Transaction valuation(1) $28,462,500	Amount of filing fee(1)(2) $2,029.38

(1)	Estimated for purposes of calculating the amount of the filing fee only. An offer, for a period of 20 business days, is made to holders of 25,300,000 warrants issued by Navios Maritime Acquisition Corporation in its initial public offering (“Warrants”) to exercise such Warrants at $5.65 per share in cash, or cashlessly exercising 4.25 Warrants for one share of Common Stock. The transaction value is calculated pursuant to Rule 0-11 using the average of the high and low sales price of the Warrants on July 21, 2010.

(2)	Calculated by multiplying the Transaction valuation by 0.00007130.

☑	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number or the Form or Schedule and the date of its filing.

Amount Previously Paid: $2,029.38 Form or Registration Number: Schedule TO-I Filing Party: Navios Maritime Acquisition Corporation Date Filed: July 27, 2010

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third party tender offer subject to Rule 14d-1.

☑	issuer tender offer subject to Rule 13e-4.

☐	going private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of a tender offer: ☐
     The alphabetical subsections used in the Item responses below correspond to the alphabetical subsections of the applicable items of Regulation M-A promulgated under the federal securities laws.
     If applicable, check the appropriate boxe(s) below to designate the appropriate note provision(s)

☐	Rule 13e-4(i) (Cross-Border issuer to)

☐	Rule 14d-1(d) (CBTPTO)

Item 6. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS
Item 8. INTEREST IN SECURITIES OF THE SUBJECT COMPANY
Item 10. FINANCIAL STATEMENTS
Item 11. ADDITIONAL INFORMATION
Item 12. EXHIBITS
SIGNATURE
EX-99.A.1
EX-99.A.2
EX-99.A.4
EX-99.A.5
EX-99.A.11
EX-99.A.12

     This Amendment No. 1 (this “Amendment No. 1”) amends and supplements the Tender Offer Statement on Schedule TO (the “Schedule TO”) filed with the Securities and Exchange Commission on July 27, 2010, relating to an offer by Navios Maritime Acquisition Corporation (the “Company”) to its public warrant holders to exercise on enhanced terms the outstanding public warrants to purchase common stock, pursuant to which such holders will have the opportunity to exercise public warrants (1) at a reduced exercise price of $5.65 rather than $7.00, per share; and/or (2) on a cashless basis, at a rate of 4.25 public warrants for one share of the Company’s common stock, upon the terms and subject to the conditions set forth in the Offer Letter, dated July 27, 2010 (the “Offer Letter”), and in the related Letter of Transmittal (which, together with the Offer Letter and any amendments or supplements thereto, constitute the “Offer”). The information set forth in the Offer Letter is hereby incorporated by reference in answer to Items 1 through 11 of this Amendment. This Amendment should be read together with the original Schedule TO.

Item 6.	PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

Item 6(c) of the Schedule TO is hereby amended and supplemented as follows:
(c)	No plans or proposals described in this Schedule TO or in any materials sent to the holders of the Public Warrants in connection with this offer relate to or would result in the conditions or transactions described in Regulation M-A, Item 1006(c)(1)-(5), (8) and (10). In response to Items 1006(c)(6) and (7), although there is a risk that this Offer could result in the Public Warrants being delisted from the New York Stock Exchange or becoming eligible for termination under the Securities Act of 1933, the Company does not have any plans or proposals to seek such delisting or termination. The exercise of the Public Warrants resulting from the modification of the exercise terms would trigger the acquisition by such exercising holders of additional shares of Common Stock of the Company.

Item 8.	INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

Item 8(a) of the Schedule TO is hereby amended and supplemented as follows:
(a)	None of the Company, its directors or its executive officers own any of the Public Warrants.

Pursuant to the consent solicitation described under Section 8 of the Offer Letter, Navios Maritime Holdings Inc., the Company’s principal stockholder (“Navios Holdings”), and certain officers, directors and a former director of the Company will be entitled to exercise an aggregate of 13,925,000 Private Warrants upon and for up to 10 calendar days after the final expiration of the Offer; provided, that, if the tenth day falls on a non-business day, the period would be extended to the next business day. If the Offer is consummated and the consent received, Navios Holdings and Angeliki Frangou, the Company’s Chairman and Chief Executive Officer, will exercise the 13,835,000 owned by them for an aggregate of $78,167,750 in cash. The other officers, directors and the former director of the Company will have the right, but not the obligation, to exercise their Private Warrants on the same terms as are available to the holders of the Public Warrants. Although the Private Warrants and the Public Warrants have certain terms in common, such as exercise price and expiration date, there are important differences between them, including, that (i) the shares of Common Stock issued upon exercise of such Private Warrants will be restricted pursuant to Rule 144 under the Securities Act, (ii) an aggregate of 6,325,000 of such Private Warrants may not be exercised until the last sale price of the Company’s Common Stock equals or exceeds $13.75 for any 20 days within any 30-trading day period beginning 90 days after the Company’s initial business combination, (iii) the Private Warrants can be exercised on a cashless basis, while the Public Warrants may not be cashlessly exercised (other than during the Offer Period), and (iv) the Private Warrants cannot be called for redemption, while the Public Warrants can be called if the trading price of the Common Stock reaches certain levels.

There are an aggregate of 290,000 Private Warrants owned by the Company’s officers, directors and the former director, as described below:

Name	Position with the Company	Number of Private Warrants Owned
Angeliki Frangou	Chairman of the Board, Chief Executive Officer	200,000
Leonidas Korres	Chief Financial Officer	—
Ted C. Petrone	President and Director	50,000
Nikolas Veraros	Director	10,000
John Koilalous	Director	15,000
George Galatis	Director	—
Anna Kalathakis	Senior Vice President — Legal Risk Management and Director	—
Brigitte Noury	Director	—
Julian David Brynteson	Former Director	15,000
Angeliki Frangou and Ted C. Petrone are the Chairman and Chief Executive Officer, and a director, respectively, of Navios Holdings.

Item 10.	FINANCIAL STATEMENTS.

Item 10 of the Schedule TO is hereby amended and supplemented as follows:
(b)	Pro Forma Financial Information: This information can be found in the Offer Letter, Section 9, and is incorporated herein by reference.

(c)	Summary Financial Information: This information can be found in the Offer Letter, Section 9, and is incorporated herein by reference.

Item 11.	ADDITIONAL INFORMATION.

Item 11(a)(1) of the Schedule TO is hereby amended and supplemented as follows:
(a)	(1)	Other than as set forth below, there are no present or proposed contracts, arrangements, understandings or relationships between the Company and its executive officers, directors or affiliates relating, directly or indirectly, to the Offer except that, in connection with the Offer, the Company is soliciting the consent of the Public Warrant holders to amend the terms of the 13,925,000 Private Warrants held by Navios Holdings and certain affiliates of the Company to permit the exercise of such Private Warrants on the terms of the Offer and for up to 10 calendar days after the final expiration of the Offer; provided, that, if the tenth day falls on a non-business day, the period would be extended to the next business day. Although the Private Warrants and the Public Warrants have certain terms in common, such as exercise price and expiration date, there are important differences between them, including, that (i) the shares of Common Stock issued upon exercise of such Private Warrants will be restricted pursuant to Rule 144 under the Securities Act, (ii) an aggregate of 6,325,000 of such Private Warrants may not be exercised until the last sale price of the Company’s Common Stock equals or exceeds $13.75 for any 20 days within any 30-trading day period beginning 90 days after the Company’s initial business combination, (iii) the Private Warrants can be exercised on a cashless basis, while the Public Warrants may not be cashlessly exercised (other than during the Offer Period), and (iv) the Private Warrants cannot be called for redemption, while the Public Warrants can be called if the trading price of the Common Stock reaches certain levels. If the Offer is consummated, during the 10 calendar day period referred to above, Navios Holdings, as the majority owner of the then-outstanding Warrants, will have the right, with the consent of the representatives of the underwriters of the Company's initial public offering, to amend the terms of the remaining outstanding Public Warrants by, among other things, increasing the exercise price of the remaining Public Warrants. Navios Holdings and the representatives of the underwriters do not currently have any plans or intention to amend the terms of the Public Warrants. The Company believes it is unlikely that the representatives of the underwriters would consent to any such action. The Company can provide no assurance as to the outcome of any proposed amendment, as each representative will make its own independent determination whether to consent at the time of any proposed amendment.

Amending the Private Warrants requires the consent the lead underwriters of the Company’s initial public offering and a majority of 39,225,000 warrants (including the Public Warrants and the Private Warrants).

The exercise of Public Warrants pursuant to the Offer will be deemed a consent to the amendments described above and, if the minimum exercise conditions to the consummation of the Offer are achieved, the amendments will become effective. Navios Holdings and Angeliki Frangou have agreed, if the amendments are adopted, to exercise for cash all 13,835,000 Private Warrants they own at $5.65 per share, resulting in gross proceeds to the Company of $78,167,750 within 10 calendar days of the final expiration of the Offer; provided, that, if the tenth day falls on a non-business day, the period would be extended to the next business day. In addition, certain officers, directors and a former officer of the Company have the right, but not the obligation, to exercise the Private Warrants they respectively own on the same terms as the Public Warrants, except that the shares of Common Stock issued upon exercise of the Private Warrants, including Private Warrants exercised by Navios Holdings and Ms. Frangou, will be restricted pursuant to Rule 144 under the Securities Act. If such individuals exercise their Private Warrants at $5.65 per share, it would result in gross proceeds to the Company of $508,500.

Item 12.	EXHIBITS.
     Item 12 of the Schedule TO is hereby amended and supplemented (1) to file the final form of Exhibit (a)(12), which final form supersedes the form filed with the Schedule TO on July 27, 2010 and is the form that was consented to by representatives of the underwriters of the Company’s initial public offering, (2) to update certain of the documents related to the Offer and (3) to incorporate by reference a recently filed Report on Form 6-K and a previously filed warrant agreement:
(a)	(1)	Offer Letter to Warrant holders, dated July 27, 2010.
(2)	Letter of Transmittal.

(3)	Notice of Guaranteed Delivery (previously filed).

(4)	Form of letter to brokers, dealers, commercial banks, trust companies and other nominees.

(5)	Form of letter to be used by brokers, dealers, commercial banks, trust companies and other nominees to their clients.
(6)	Prospectus dated May 27, 2010 (File No. 333-151707), which includes Reports on Form 6-K that were filed subsequent to May 27, 2010 and prior to the date hereof and that are incorporated therein by reference (Incorporated by reference to the Company’s Prospectus dated May 27, 2010).

(7)	Annual Report on Form 20-F for the year ending December 31, 2009 (Incorporated by reference to the Company’s Annual Report on Form 20-F for the year ending December 31, 2009, filed on January 29, 2010).

(8)	Form 6-K dated May 28, 2010 (Incorporated by reference to the Form 6-K dated May 28, 2010 and filed on June 4, 2010).

(9)	Form 6-K dated July 18, 2010 (Incorporated by reference to the Form 6-K dated July 18, 2010 and filed on July 26, 2010).

(10)	Press Release dated July 27, 2010 (Incorporated by reference to the Form 6-K dated July 27, 2010 and filed on July 27, 2010).

(11)	Form 6-K dated August 6, 2010 (Incorporated by reference to the Form 6-K dated and filed August 6, 2010).

(12)	Form of Amendment to Warrant Agreement.

(13)	Form of Warrant Agreement (Incorporated by reference to the Registration Statement on Form F-1 filed on June 17, 2008).

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

NAVIOS MARITIME ACQUISITION CORPORATION
By:	/s/ Angeliki Frangou
	Name:	Angeliki Frangou
	Title:	Chairman and Chief Executive Officer

Date: August 6, 2010